EVEREST

199 SOUTH LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA 91101

TEL (626) 585-5920 - FAX (626) 585-5929

February 15, 2019

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Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:Carey Watermark Investors Incorporated (“Subject Company”)
Schedule TO filed by Everest REIT Investors I, LLC (“Bidder”)
Filed February 11, 2019; File No. 005-90648

Dear Mr. Panos:

This letter responds to the Staff's comments conveyed in your letter of February 13, 2019. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

1.We do not believe that the Staff’s comment is appropriate as it purports to promote an unfavorable opinion of arbitration as risky without reference to applicable authority or data, as opposed to beneficial to efficient dispute resolution. The Staff’s comment contradicts the “federal policy favoring arbitration” as embodied in the Federal Arbitration Act. See Shearson/American Express v. McMahon, 482 U.S. 220 (1987). We also strongly disagree that, compared to litigation, an arbitration would be more costly, would have any material impact on access to information, or would discourage the making of a claim. We should not be asked to express opinions with which we disagree. It is not appropriate to use a tender offer disclosure document to express opinions regarding the advantages and disadvantages of arbitration compared to litigation as a dispute resolution method.

Further, any imbalances between bidder and shareholder resources would exist regardless of the arbitration provision, so such topic is not relevant to the arbitration provision. We do not believe it would be appropriate for bidders to admonish shareholders that they may have lesser, or greater, resources than the bidder has.

Also, we believe that it is obvious to any reader that a clause in a contractual agreement that specifies a particular forum for bringing claims has the effect of preventing a party to the agreement from bringing a claim in a different forum – that is literally what the provision states. Therefore, that fact does not need to be repeated or explained in different terms.

We believe that a bidder may assume that shareholders have the basic understandings of contracts, litigation and arbitration that a reasonable person would have, and that

Response-SEC Comments 2019.02.13

OFFICE OF MERGERS AND ACQUISITIONS

SECURITIES AND EXCHANGE COMMISSION

February 15, 2019

we are not obliged to provide a tutorial on such topics in our tender offer documents. Furthermore, tendering shares into the offer is completely voluntary; if a shareholder dislikes or does not understand arbitration, the shareholder need not tender.

2.We do not believe that it is practicable to address “any uncertainty” regarding what any court might do. Under Shearson/American Express v. McMahon, the proposition that arbitration would not be enforced seems quite remote, but in any event it is not appropriate for the bidder to be asked to speculate on the matter.

The arbitration provision in the Offer to Purchase states:

The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations. The Transfer Agreement and this Arbitration Agreement will be interpreted, construed, and governed according to federal securities laws and the laws of the State of California; provided that all matters relating to arbitration shall be governed by the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.).

The Purchaser believes that the foregoing statements are sufficient to refer persons who tender into the offer to the applicable law relating to the arbitration provision. If they wish to understand such law more thoroughly and how it might apply specifically to them, they are of course at liberty to engage legal counsel to provide such legal advice. We respectfully decline to make statements that interpret such body of law; it would not be fair or appropriate to require bidders to make advance legal interpretations of hypothetical situations that might prejudice a position they wish to take if an actual dispute arose.

3.The reference to “any minimum level required by the plaintiff to avoid payment,” is not understandable. The language refers to a minimum level of what? Since either party may be the prevailing party, what is meant by referring to the plaintiff? The language refers to avoiding payment of what?

Regardless, the disclosure regarding the recovery of fees and costs is adequate and appropriate. The paragraph begins with, “By tendering your Shares, you agree that any dispute…with Purchaser or Depositary [will be arbitrated].” Therefore it is quite clear that the arbitrated dispute could only be between the Purchaser and/or Depositary, on one side, against a tendering shareholder. Note there is no distinction made as to whether the tender was accepted or the shares were acquired. Since the possible parties to the arbitration are the tendering shareholder, the Purchaser, or the Depositary, it also seems quite clear that those are the parties that could be the prevailing party in such arbitration.

Further, the clause provides that “the prevailing party shall be entitled to recover all of its costs or expenses (emphasis added).” Other than the stated limitation to reasonable attorney fees, there are no specific fees or costs that are contemplated to

Response-SEC Comments 2019.02.13

OFFICE OF MERGERS AND ACQUISITIONS

SECURITIES AND EXCHANGE COMMISSION

February 15, 2019

be unrecoverable and therefore no revision to the disclosure is needed.

4.Thank you for the referral to the referenced Exchange Act Release. In view of the Staff’s comment, the offer has been amended. We believe that the revised disclosure complies with Rule 14d-10(a)(1).

An amendment to our Schedule TO is being filed concurrently herewith. We do not believe that the amendment constitutes a material change. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

Very truly yours,

/S/ CHRISTOPHER K. DAVIS

Christopher K. Davis

Senior Vice President and General Counsel

CKD:ckd

Response-SEC Comments 2019.02.13